UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Steel Vault Corporation
(Name of Issuer)
Common Stock — $0.01 par value
(Title of Class of Securities)
85815A 103
(CUSIP Number)
William J. Caragol
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
561-805-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 26, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	85815A 103

1	NAMES OF REPORTING PERSONS Blue Moon Energy Partners LLC (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		3,115,134

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,115,134

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,115,134

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	34.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Blue Moon Energy Partners LLC is owned by R&R Consulting Partners LLC (50%), Barry Edelstein (16.67%), Jeffrey Cobb (16.67%) and William Caragol (16.67%). R&R Consulting Partners LLC is controlled by Scott R. Silverman.

CUSIP No.	85815A 103
Item 1. Security and Issuer
This Amendment No. 3 to Schedule 13D relates to shares of common stock, par value $0.01 per share, of Steel Vault Corporation, formerly known as IFTH Acquisition Corp., a Delaware corporation (“Steel Vault”), and is being filed on behalf of Blue Moon Energy Partners LLC (“Blue Moon”) to amend the Schedule 13D that was originally filed on August 11, 2008, as amended on November 10, 2008 and March 25, 2009, with the Securities and Exchange Commission. Information reported in the original filing remains in effect except to the extent that it is amended, restated, supplemented or superseded by information contained in this Amendment No. 2.
Item 4. Purpose of Transaction
Item 4 is hereby restated as follows:
On March 20, 2009, Blue Moon and Steel Vault entered into a Secured Convertible Promissory Note (the “Note”) for $190,000. The unpaid principal and accrued and unpaid interest under the Note can be converted at any time into common stock, par value $0.01 per share, of Steel Vault (the “Shares”) at a price of $0.44 per share. At maturity, the Note can be converted into 477,134 Shares. As part of the consideration for the Note, Steel Vault granted to Blue Moon a Common Stock Purchase Warrant, dated March 20, 2009 (the “Warrant”), to purchase 108,000 Shares at a price of $0.44 per Share, which Warrant is currently exercisable. A copy of the Note and Warrant are attached hereto as Exhibit 1 and Exhibit 2, respectively. The description of certain terms of the Note and Warrant set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Note and Warrant.
Except as set forth in this Item 4, Blue Moon has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
The following information restates the information previously provided in Item 5.
(a) and (b) Blue Moon beneficially owns 3,155,134 Shares, of which 108,000 Shares are issuable under the Warrant and 477,134 Shares are issuable upon the maturity date of the Note, representing 34.0% of the outstanding common stock of Steel Vault. Blue Moon has the sole power to vote and dispose of all of these Shares. Each of the managers of Blue Moon beneficially own shares of common stock as follows:

	Potential
	Deemed				Potential
	Ownership			Total Potential	Deemed
	Through	Other shares		Deemed	Ownership
Manager	Blue Moon(1)	held		Ownership	Percentage(6)
Scott R. Silverman	3,155,134	4,050,001	(2)	7,205,135 (4)	58.9%
William J. Caragol	3,155,134	1,500,000	(3)	4,655,134 (5)	46.6%

(1)	Consists of 2,570,000 Shares and 585,134 Shares currently underlying the Note and Warrant.

CUSIP No.	85815A 103

(2)
Consists of (i) 1,100,000 Shares, (ii) 2,000,001 Shares held by VeriChip Corporation (“VeriChip”) of which Mr. Silverman is a controlling stockholder and executive chairman of the board and (iii) 950,000 Shares underlying stock options exercisable within sixty days of the date hereof.

(3)	Consists of 800,000 Shares, 500,000 Shares underlying a common stock purchase warrant and 200,000 Shares underlying stock options exercisable within sixty days of the date hereof.

(4)	Mr. Silverman has sole voting and dispositive power over all of these Shares.

(5)	Mr. Caragol has sole voting and dispositive power over all of these Shares.

(6)	In computing the percentage ownership, shares of common stock subject to convertible securities are deemed outstanding.
(c) On May 26, 2009, Messrs. Silverman and Caragol acquired beneficial ownership over 500,000 Shares and 200,000 Shares, respectively, underlying a stock option issued to each of Messrs. Silverman and Caragol on July 25, 2008. Each stock option is exercisable on July 25, 2009 and has an exercise price of $0.21.
On June 4, 2009, VeriChip used its working capital to purchase a secured convertible promissory note for $500,000 (the “VeriChip Note”) from Steel Vault. The VeriChip Note accrues interest at twelve percent per year payable on the first anniversary of the VeriChip Note and quarterly thereafter, can be prepaid in full at any time without penalty, and matures on June 4, 2011. The unpaid principal and accrued and unpaid interest under the VeriChip Note can be converted at any time into common stock of Steel Vault at a price of $0.30 per share. The principal is convertible into 1,666,667 shares of Steel Vault common stock. The financing transaction also includes a common stock purchase warrant, dated June 4, 2009, given to VeriChip to purchase 333,334 common shares of Steel Vault at a price of $0.30 per share (the “VeriChip Warrant”). The VeriChip Warrant is currently exercisable and is void after June 4, 2014. The VeriChip Note and VeriChip Warrant were issued pursuant to a Convertible Note and Warrant Subscription Agreement, dated June 4, 2009, between VeriChip and Steel Vault (the “Subscription Agreement”). Mr. Silverman is a controlling stockholder of VeriChip and its executive chairman of the board.
On June 4, 2009, Mr. Caragol was issued a common stock purchase warrant exercisable (the “Caragol Warrant”) for 500,000 Shares, with an exercise price of $0.30 per Share, in connection with the debt finance transaction between Steel Vault and VeriChip, dated June 4, 2009, in consideration for the guaranty of collection, dated June 4, 2009 (the “Guaranty”), that Mr. Caragol executed in favor of VeriChip.
Except for the transactions described herein, to the best of Blue Moon’s knowledge as of the date hereof, neither Blue Moon nor any of its managers named above has effected any transaction in Shares of Steel Vault during the past 60 days.
(d) Blue Moon and its members, William J. Caragol, Barry Edelstein, Jeffrey Cobb and R&R Consulting Partners LLC, and its controlling member, Scott R. Silverman, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Steel Vault common stock deemed to be beneficially owned by Blue Moon.

(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The description of the terms of the VeriChip Note, VeriChip Warrant, Subscription Agreement, Caragol Warrant and Guaranty described in “Item 5. Interest in Securities of the Issuer” above are herein incorporated by reference.
Item 7. Material to be Filed as Exhibits
All exhibits to the original Schedule 13D, as amended, are incorporated herein by reference.

Exhibit 1	Secured Convertible Promissory Note, dated June 4, 2009, between VeriChip Corporation and Steel Vault Corporation

Exhibit 2	Common Stock Purchase Warrant, dated June 4, 2009, between VeriChip Corporation and Steel Vault Corporation

Exhibit 3	Convertible Note and Warrant Subscription Agreement, dated June 4, 2009, between VeriChip Corporation and Steel Vault Corporation

Exhibit 4	Warrant of William J. Caragol to Purchase Common Stock of Steel Vault Corporation, dated June 4, 2009

Exhibit 5	Guaranty of Collection among William J. Caragol, VeriChip Corporation and Steel Vault Corporation, dated June 4, 2009

CUSIP No.	85815A 103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 17, 2009

BLUE MOON ENERGY PARTNERS LLC
By:	/s/ William J. Caragol
	Name:	William J. Caragol
	Title:	Manager

EXHIBIT INDEX

Exhibit
No.	Description

1	Secured Convertible Promissory Note, dated June 4, 2009, between VeriChip Corporation and Steel Vault Corporation

2	Common Stock Purchase Warrant, dated June 4, 2009, between VeriChip Corporation and Steel Vault Corporation

3	Convertible Note and Warrant Subscription Agreement, dated June 4, 2009, between VeriChip Corporation and Steel Vault Corporation

4	Warrant of William J. Caragol to Purchase Common Stock of Steel Vault Corporation, dated June 4, 2009

5	Guaranty of Collection among William J. Caragol, VeriChip Corporation and Steel Vault Corporation, dated June 4, 2009